EXHIBIT 99.1

Evaxion receives grant funding to design new polio vaccine

  Evaxion awarded a grant from the Gates Foundation
  Grant funds research aimed at ultimately eradicating polio, a highly infectious viral disease
  Evaxion will apply its leading AI-Immunology™ platform to identify and combine various antigens to combat the virus and develop design options for a potential new vaccine construct
  Risk of a global polio resurgence and health crisis remain, thus a new vaccine concept is warranted

COPENHAGEN, Denmark, June 3, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, receives funding support from the Gates Foundation to help the world eradicate polio (poliomyelitis) by exploring design options for a new and unique vaccine.

Despite polio vaccines being available for decades, the highly infectious viral disease is yet to be completely eradicated, meaning that the risk of a global polio resurgence and health crisis remain. Thus, a new vaccine concept could increase the possibility of eradicating the virus once and for all.

The project will combine Evaxion’s leading and clinically validated AI-Immunology™ platform with support from the Gates Foundation. Evaxion will deploy AI-Immunology™ to identify and combine various antigens to combat the virus. Based on these findings, a number of new antigen constructs will be designed for selection and validation. The work will be supported by the grant from the Gates Foundation, meaning there will be no financial cost for Evaxion.

“We are thrilled to receive support from the Gates Foundation and help the world achieve the goal of completely eradicating polio. We are excited to apply our AI-Immunology™ platform to combat yet another infectious disease. The grant allows for further application and validation of our platform without adding to our operational spend,” says Christian Kanstrup, CEO of Evaxion.

Groundbreaking new approach
Current polio vaccines are based on inactivated or attenuated versions of the virus. This creates significant issues in certain settings and leaves an unmet need in the context of the polio endgame for a new and better vaccine not based on the virus itself.

New vaccine constructs eliminating the use of live viruses in vaccine production would be a great advantage, removing the potential safety risks of growing and working with the virus. Such a groundbreaking new vaccine approach is what the project aims at creating, bringing forward an effective and safer alternative to current polio vaccines.

About polio
Polio (poliomyelitis) mainly affects children under five years of age. One in 200 infections leads to irreversible paralysis for type 1 wild poliovirus. Among those paralyzed, 5–10% die when their breathing muscles become immobilized.

Cases due to wild poliovirus have decreased by over 99% since 1988, from an estimated 350,000 cases in more than 125 endemic countries, to two endemic countries. As long as a single child remains infected, children in all countries are at risk of contracting polio.

Failure to eradicate polio from these last remaining strongholds could result in a global resurgence of the disease. Source: The World Health Organization.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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